Gulf Resources, Inc.
99 Wenchang Road
Chenming Industrial Park
Haoyuan Chemical Company Limited,
Shouguang City, Shandong, China 262714

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Gulf Resources, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No.: 333-168591)

Ladies and Gentlemen:

Gulf Resources, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-168591), as amended, with all exhibits thereto, , and declared effective on August 31, 2010 (the "Registration Statement"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended and the issuance of an order by the Securities and Exchange Commission granting such withdrawal.

The Company is requesting such withdrawal because the Company has determined that it does not intend to sell any of the securities registered under the Registration Statement.  None of the securities which were registered in the above-referenced filing have been sold and/or distributed.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the above, or require further information, please do not hesitate to contact the undersigned. You may also contact the Company's counsel, , at Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, or on telephone number (212) 407-4159.

Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned.

Date: July 20, 2011

By:

/s/ Xiaobin Liu
Xiaobin Liu
Chief Executive Officer